FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                                HSBC BANK CANADA
                       RESULTS^ FOR THE FOURTH QUARTER AND
                           YEAR ENDED 31 DECEMBER 2007
                                  - HIGHLIGHTS


- Net income attributable to common shares was C$530 million for the year ended 31 December 2007, an increase of 6.6 per cent over the year ended 31 December 2006.

- Net income attributable to common shares was C$111 million for the quarter ended 31 December 2007, a decrease of 13.3 per cent compared to the same period in 2006.

- Return on average common equity was 19.8 per cent for the year ended 31 December 2007 and 15.6 per cent for the quarter ended 31 December 2007 compared with 21.1 per cent and 20.6 per cent, respectively, for the same periods in 2006.

- The cost efficiency ratio was 51.7 per cent for the year ended 31 December 2007 and 54.5 per cent for the quarter ended 31 December 2007 compared with
     51.3 per cent and 51.4 per cent, respectively, for the same periods in 2006.

- Total assets were C$62.9 billion at 31 December 2007, an increase of C$6.1 billion, or 10.7 per cent, from C$56.8 billion at 31 December 2006.

- Total funds under management were C$26.2 billion at 31 December 2007, an increase of C$2.9 billion, or 12.4 per cent, from C$23.3 billion at 31 December 2006.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.


Financial Commentary

Overview

HSBC Bank Canada ("the bank") recorded net income attributable to common shares for the year ended 31 December 2007 of C$530 million compared with C$497 million for 2006, an increase of C$33 million, or 6.6 per cent. Net income attributable to common shares was C$111 million for the fourth quarter ended 31 December 2007, a decrease of C$17 million, or 13.3 per cent, from C$128 million for the fourth quarter of 2006.

During the year, the bank took a charge in respect of its holdings of Canadian non-bank sponsored Asset Backed Commercial Paper ("non-bank ABCP") of C$47 million (C$30 million net of related income taxes). In 2007 the bank also recorded a gain of C$21 million after related income taxes on disposal of its shares in the Montreal Stock Exchange.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said: "The bank's underlying business remains strong and investments in key businesses and markets are delivering growth in revenues. The liquidity problems which emerged in the Canadian Asset Backed Commercial Paper market in August posed a challenge to our industry and HSBC joined with other domestic and international banks in engaging constructively to pursue an orderly market solution to the situation. HSBC Bank Canada subsequently took some exposure onto its own balance sheet and our charge represents impairments on such positions; these positions include a very small element of exposure to the US sub-prime mortgage market which is the bank's only exposure to that market.

"The outlook for 2008 is mixed. The Canadian economy remains resilient with strong growth in Western Canada. Both personal and commercial segments of the bank's business remain very competitive with ongoing pressure on margins, particularly in the personal segment. The bank will stay focused on building its business for sustained growth. We see opportunities for growth across all the bank's key business lines, and we will re-engineer key processes to further improve the quality and consistency of customer service to achieve this."

Net interest income

Net interest income was C$302 million for the quarter ended 31 December 2007 compared with C$291 million for the same quarter in 2006, an increase of C$11 million, or 3.8 per cent. The increase was partially driven by growth in assets in all businesses with average interest-earning assets increasing by C$8.0 billion or 16.5 per cent compared with the same period in 2006. As a result of widening credit spreads both in Canada and internationally that began in the third quarter, the cost of funds, particularly wholesale deposits has increased by almost 20 basis points. This resulted in a reduction in net interest margin to 2.13 per cent for the quarter compared with 2.30 per cent for the same period in 2006.

Net interest income in the fourth quarter of 2007 was C$17 million lower than the third quarter of 2007. While customer loans continued to grow during the quarter, increased interest income from this source was eroded by a reduction in net interest margin, from 2.33 per cent in the third quarter to 2.13 per cent, driven by the higher cost of wholesale deposits.

For the year ended 31 December 2007, net interest income was C$1,222 million compared with C$1,115 million for 2006, an increase of C$107 million, or 9.6 per cent. Again, for the year as a whole, the increases derived from the growth in assets were partially offset by the decrease in net interest margin to 2.26 per cent compared with 2.33 per cent in 2006.

Canadian non-bank sponsored Asset Backed Commercial Paper

As at 31 December 2007, the bank held C$230 million of non-bank ABCP, net of provisions, in available for sale ("AFS") securities and C$50 million, net of write-downs, in trading securities. During the year, the bank took a charge in respect of its holdings of Canadian non-bank sponsored Asset Backed Commercial Paper ("non-bank ABCP") of C$47 million.

Non-interest revenue

Non-interest revenue was C$162 million for the fourth quarter of 2007 compared with C$168 million in the same quarter of 2006, a decrease of C$6 million, or
3.6 per cent. Excluding the impact of a C$42 million reduction relating to non-bank ABCP, non-interest revenues were C$204 million, or 21.4 per cent higher than the same period in 2006. Investment administration fees were higher as the bank's funds under management in the wealth management business continued to deliver good growth. Deposit and payment service charges and credit fees increased as a result of increased customer activity. Capital markets fees were lower due to curtailed activity resulting from market uncertainty, particularly from new issue underwriting and advisory mandates. Trading income was higher due to a C$11 million increase in foreign exchange trading arising from the volatility of Canadian and United States currency movements in the fourth quarter of 2007. There was also a positive impact of C$7 million arising from changes in the carrying values of certain debt obligations recorded at fair value, offset by a C$8 million mark-to-market adjustment on non-bank ABCP held in the trading portfolio. The losses on AFS securities in 2007, compared to realized investment gains in 2006, were due to the C$34 million write-down of non-bank ABCP held in the AFS securities portfolio, together with a lower increase in the fair value of investments in private equity funds in the fourth quarter of 2007, compared to the fourth quarter of 2006.

In the fourth quarter of 2007, non-interest revenue was C$22 million lower compared with the previous quarter, mainly as a result of the losses on non-bank ABCP within AFS securities of C$34 million. Trading revenue in the quarter was also lower due to the C$8 million mark-to-market adjustment on non-bank ABCP held in the trading portfolio and a C$4 million lower positive effect from changes in the fair value of certain debt obligations. However, these were partially offset by increases in capital markets fees, deposit and payment service charges and investment administration fees, as well as increased revenues from foreign exchange. Foreign exchange trading revenues increased considerably in the fourth quarter due to greater exchange rate volatility.

For the year ended 31 December 2007, non-interest revenue was C$708 million, C$57 million, or 8.8 per cent, higher compared with C$651 million for 2006. Excluding the impact of non-bank ABCP and gains on sale of Montreal Stock Exchange shares, the year-on-year increase is 12.0 per cent. Trading income was higher, arising from strong gains recorded from foreign exchange trading together with a positive impact of C$23 million arising from changes in the fair value of certain debt obligations. However, this was partially offset by the C$8 million mark-to-market adjustment of trading non-bank ABCP. Investment administration fees were strongly ahead together with increases in deposit and payment service charges and credit fees. Other income increased mainly due to higher activity in the bank's investor immigration programme. Capital markets fees were lower arising from lower activity as a result of uncertainties in the markets. Losses on AFS securities in 2007 compared to gains on investment securities recorded in 2006 resulted from the write-down in non-bank ABCP and lower increases in the fair value of private equity funds, offset by the gains on the sale of Montreal Stock Exchange shares in 2007.

Non-interest expenses and operating efficiency

Non-interest expenses were C$253 million for the fourth quarter of 2007 compared with C$236 million in the same quarter of 2006, an increase of C$17 million, or
7.2 per cent. Salaries and employee benefits expenses were higher in the fourth quarter of 2007 due to an increase in the employee base. This resulted from growth in new branches in Alberta and the Greater Toronto Area, together with investments in the Direct Bank, Private Banking and Wealth Management and the Payments and Cash Management businesses. Pension plan and post-retirement costs were also higher than in the comparative period, although this was partially offset by a reduction in stock-based compensation. Premises and equipment expenses were largely unchanged, although depreciation was lower compared to the fourth quarter of 2006 which was impacted by a change in estimate of the useful life of improvements to leasehold properties. Marketing expenses also increased as the bank continued to build the HSBC brand in Canada. Operating losses were higher compared to the fourth quarter of 2006, mainly due to increased debit card fraud. Technology costs also increased as the bank invested further in new systems to support strategic initiatives. Although the cost efficiency ratio for the fourth quarter of 2007 increased to 54.5 per cent compared to 51.4 per cent for 2006, excluding the impact of the write-down of non-bank ABCP, the ratio was
50.0 per cent.

Non-interest expenses for the fourth quarter of 2007 were slightly higher compared with the third quarter of 2007. Salaries and benefits were affected by increased variable compensation driven by higher capital markets revenues compared to the prior quarter, although partially offset by lower stock-based compensation. Other expenses increased due mainly to increased marketing expenses.

For the year ended 31 December 2007, non-interest expenses were C$997 million compared with C$906 million for 2006, an increase of C$91 million, or 10.0 per cent. Salaries and benefits expenses were higher due to an increased employee base, increased variable compensation, and higher pension and other post-retirement benefits costs. Other expenses were higher due to continued investment in the business, higher costs arising from increased customer transactions, and increased marketing costs supporting the development of the HSBC brand. The cost efficiency ratio was 51.7 per cent compared with 51.3 per cent for 2006. Excluding the impact of non-bank ABCP and the sale of Montreal Stock Exchange shares, the cost efficiency ratio for 2007 improved marginally to
51.1 per cent.

Credit quality and provision for credit losses

The provision for credit losses was C$24 million for the fourth quarter of 2007, compared with C$17 million in the fourth quarter of 2006, and C$21 million for the third quarter of 2007. The provision for the year ended 31 December 2007 was C$67 million compared to C$34 million for 2006. Overall credit quality remains sound, reflecting prudent lending standards and strong economic conditions in Canada. The increased charge in the fourth quarter of 2007 and for the year ended 31 December 2007 compared to the same periods in 2006 was due to increases in provisions in certain resource sectors with weaker industry conditions given the strength of the Canadian dollar. However, 2006 was an exceptionally benign credit environment, resulting in a low level of provisions.

The same factors impacted movement in impaired credit exposures. Gross impaired credit exposures were C$272 million, C$66 million higher compared with C$206 million at 30 September 2007, and C$95 million higher compared with C$177 million at 31 December 2006. Total impaired exposures, net of specific allowances for credit losses, were C$188 million at 31 December 2007 compared with C$139 million at 30 September 2007 and C$119 million at 31 December 2006.

The general allowance for credit losses of C$269 million remained unchanged from 30 September 2007 and 31 December 2006. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 0.79 per cent at 31 December 2007 compared with 0.75 per cent at 30 September 2007 and 0.80 per cent at 31 December 2006. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment. The bank's loan portfolio has no exposure to the US sub-prime market.

Income taxes

The effective tax rate in the fourth quarter of 2007 was 35.6 per cent, which compares to 33.2 per cent in the same quarter of 2006 and 35.2 per cent in the third quarter of 2007. The increase in tax rate in the fourth quarter of 2007 was primarily due to a write-down of future income tax assets of C$11 million resulting from the lower corporate income tax rates enacted by the federal government in the quarter.

The effective tax rate for the full year in 2007 was 34.8 per cent compared with
35.6 per cent in 2006 primarily due to a higher level of gains subject to a lower tax rate in 2007 compared to the previous year.

Balance sheet

Total assets at 31 December 2007 were C$62.9 billion, an increase of C$6.1 billion from 31 December 2006. The loan portfolio continues to be a major driver of balance sheet growth. Commercial loans and bankers' acceptances grew C$4.1 billion from 31 December 2006 on the continued strong economy, particularly in Western Canada. Residential mortgages increased C$1.4 billion during 2007, but as a result of securitisation, there was a net decrease of C$1.1 billion. Balance sheet management activity in the Treasury and Markets business has increased the securities portfolio by C$2.2 billion, and there were increases in balances under reverse repurchase agreements of C$1.4 billion, as a result of the tightening of liquidity in the markets.

Total deposits increased C$4.7 billion to C$48.9 billion at 31 December 2007 from C$44.2 billion at 31 December 2006. Growth in personal deposits resulted largely from the new High Rate and Direct Savings accounts. Commercial deposits were higher due to growth in term products, driven by improved product offerings in the Payments and Cash Management business and growth in commercial banking relationships.

Total assets under administration

Funds under management were C$26.2 billion at 31 December 2007 compared with C$27.1 billion at 30 September 2007 and C$23.3 billion at 31 December 2006. Including custody and administration balances, total assets under administration were C$37.1 billion compared with C$36.4 billion at 30 September 2007 and C$31.9 billion at 31 December 2006.

Growth in funds under management in 2007 benefited from strong acquisitions of new clients, strong investment sales and the success of Private Client products assisted by growth in equity markets, although a slight reduction in those markets was experienced in the final quarter of 2007.

Capital management

The tier 1 capital ratio was 8.8 per cent and the total capital ratio was 11.3 per cent at 31 December 2007. These compare with 8.5 per cent and 10.9 per cent, respectively, at 30 September 2007 and 9.0 per cent and 11.1 per cent, respectively, at 31 December 2006.

In addition to net income, regulatory capital increased from an issue of C$100 million of common shares during the fourth quarter of 2007 and an issue of C$400 million in subordinated debentures in the second quarter of 2007. These issues were partially offset by dividends declared on preferred and common shares and the redemption of C$100 million and C$25 million in subordinated debentures in the second and third quarters of 2007 respectively.

Accounting policies adopted in 2007

Effective 1 January 2007, the bank adopted new Canadian Institute of Chartered Accountants (CICA) Handbook Standards relating to the recognition, measurement and disclosure of financial instruments including hedges and comprehensive income. Although these standards were adopted prospectively, without restatement of prior year comparatives, the impact on initial adoption as well as the effects of certain transitional adjustments have been recorded as adjustments to opening retained earnings and opening accumulated other comprehensive income.

Although there was no material impact on the results for the fourth quarter arising from the adoption of these new standards, more detailed information on the impact of adopting these standards was included in HSBC Bank Canada's first quarter 2007 report to shareholders and will be included in the bank's annual report and consolidated financial statements for 2007.

Dividends

During the fourth quarter of 2007, C$65 million in dividends were declared and paid on the bank's common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C and 31.25 cents per share on Class 1 Preferred Shares - Series D. The dividends will be payable on 30 March 2008, to shareholders of record on 14 March 2008.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 170 offices. With around 10,000 offices in 83 countries and territories and assets of US$2,150 billion at 30 June 2007, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Copies of HSBC Bank Canada's Annual Report for 2007 will be sent to shareholders in March 2008.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of non-bank ABCP. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.


Summary




                                       Quarter ended                                  Year ended
Figures in C$ millions
(except per share amounts)   31Dec07         30Sep07           31Dec06          31Dec07         31Dec06

Earnings
Net income attributable
  to common shares               111             145               128              530             497
Basic earnings per share        0.22            0.30              0.26             1.08            1.02

Performance ratios (%)
Return on average common
  equity                        15.6            21.3              20.6             19.8            21.1
Return on average assets        0.66            0.91              0.87             0.84            0.91
Net interest margin^            2.13            2.33              2.30             2.26            2.33
Cost efficiency ratio^^         54.5            48.9              51.4             51.7            51.3
Non-interest revenue:total
  revenue ratio                 34.9            36.6              36.6             36.7            36.9

Credit information
Gross impaired credit
  exposures                      272             206               177
Allowance for credit losses      353             336               327
  - As a percentage of gross
    impaired credit exposures    130%            163%              185%
  - As a percentage of gross
    loans and acceptances       0.79%           0.75%             0.80%

Average balances
Assets                        66,158          62,934            58,883           63,273          54,118
Loans                         39,032          38,405            34,943           37,635          33,659
Deposits                      49,755          47,588            44,491           47,483          41,904
Common equity                  2,827           2,693             2,464            2,674           2,360

Capital ratios (per cent)
Tier 1                           8.8             8.5               9.0
Total capital                   11.3            10.9              11.1

Total assets under
  administration
Funds under management        26,213          27,129            23,340
Custodial accounts            10,914           9,279             8,574
Total assets under
  administration              37,127          36,408            31,914

^  Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

Consolidated Statement of Income (Unaudited)

                                       Quarter ended                       Year ended
Figures in C$ millions
(except per share amounts)  31Dec07        30Sep07       31Dec06      31Dec07       31Dec06
Interest and dividend income
Loans                           678            663           593        2,554         2,144
Securities                       74             70            49          273           186
Deposits with regulated
  financial institutions         55             61            62          237           234
                                807            794           704        3,064         2,564

Interest expense
Deposits                        495            464           406        1,803         1,422
Debentures                       10             11             7           39            27
                                505            475           413        1,842         1,449

Net interest income             302            319           291        1,222         1,115

Non-interest revenue
Deposit and payment service
  charges                        27             25            23          100            90
Credit fees                      29             30            26          114           106
Capital market fees              27             21            30          109           115
Investment administration fees   35             33            28          131           103
Foreign exchange                 12             10             9           40            32
Trade finance                     5              6             6           23            24
Trading revenue                  32             40            17          102            69
(Losses) gains on available for
  sale (2006 - investment)
  securities                    (34)            (5)            2          (13)            3
Gains on other securities         2              -             5           11            27
Securitisation income            13             10            13           42            42
Other                            14             14             9           49            40
                                162            184           168          708           651

Total revenue                   464            503           459        1,930         1,766

Non-interest expenses
Salaries and employee benefits  134            132           124          548           503
Premises and equipment           28             31            34          122           116
Other                            91             83            78          327           287
                                253            246           236          997           906

Net operating income before
  provision for credit losses   211            257           223          933           860
Provision for credit losses      24             21            17           67            34

Income before taxes and non-
  controlling interest in
  income of trust               187            236           206          866           826
Provision for income taxes       64             81            66          292           285
Non-controlling interest in
  income of trust                 7              6             7           26            26
Net income                      116            149           133          548           515
Preferred share dividends         5              4             5           18            18
Net income attributable to
  common shares                 111            145           128          530           497

Average common shares
  outstanding (000)         493,668        488,668       488,668      489,918       488,668
Basic earnings per
  share (C$)                   0.22           0.30          0.26         1.08          1.02



Condensed Consolidated Balance Sheet (Unaudited)



Figures in C$ millions                                      At 31Dec07          At 31Dec06

Assets
Cash and non-interest bearing deposits with the
  Bank of Canada and other banks                                   510                 368
Deposits with regulated financial institutions                   3,063               4,346
                                                                 3,573               4,714

Available for sale securities                                    5,639                   -
Investment securities                                                -               3,554
Trading securities                                               1,227               1,162
Other securities                                                    60                  50
                                                                 6,926               4,766

Securities purchased under reverse repurchase
  agreements                                                     6,122               4,760

Loans
  - Businesses and government                                   21,322              17,819
  - Residential mortgage                                        12,920              14,016
  - Consumer                                                     4,826               3,728
  - Allowance for credit losses                                   (353)               (327)
                                                                38,715              35,236

Customers' liability under acceptances                           5,727               5,130
Derivatives                                                        623                 308
Land, buildings and equipment                                      149                 121
Other assets                                                     1,096               1,735
                                                                 7,595               7,294
Total assets                                                    62,931              56,770

Liabilities and shareholders' equity
Deposits
  - Regulated financial institutions                             1,535               1,469
  - Individuals                                                 18,291              17,039
  - Businesses and governments                                  29,051              25,665
                                                                48,877              44,173

Acceptances                                                      5,727               5,130
Securities sold under repurchase agreements                        320                 162
Derivatives                                                        649                 316
Securities sold short                                              623                 715
Other liabilities                                                2,256               2,413
Non-controlling interest in trust and subsidiary                   430                 430
                                                                10,005               9,166

Subordinated debentures                                            801                 563

Shareholders' equity
  - Preferred shares                                               350                 350
  - Common shares                                                1,225               1,125
  - Contributed surplus                                            206                 202
  - Retained earnings                                            1,462               1,191
  - Accumulated other comprehensive income                           5                   -
                                                                 3,248               2,868
Total liabilities and shareholders' equity                      62,931              56,770


Condensed Consolidated Statement of Cash Flows (Unaudited)


                                        Quarter ended                                         Year ended
Figures in C$ millions             31Dec07         30Sep07           31Dec06            31Dec07        31Dec06

Cash flows provided by (used in):
  - operating activities               (30)            205               361              1,013            673
  - financing activities             1,006           1,867             1,165              4,959          5,247
  - investing activities              (847)         (2,136)           (1,541)            (5,835)        (5,964)

(Decrease) increase in cash and
  cash equivalents                     129             (64)              (15)               137            (44)
Cash and cash equivalents,
  beginning of period                  355             419               362                347            391
Cash and cash equivalents,
  end of period                        484             355               347                484            347


Represented by:
  - Cash and non-interest bearing
    deposits with the Bank of
    Canada and other banks             510             384               368
  - less non-operating deposits
    with regulated financial
    institutions^                      (26)            (29)              (21)
  - Cash and cash equivalents,
    end of period                      484             355               347

^ Non-operating deposits comprise cash restricted for recourse on securitisation transactions.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 February 2008